Exhibit 99.2

Chapter B -

Board of Directors’ Report on the State of
the Company’s Affairs for the Period Ended
September 30, 2018

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Board of Directors’ Report on the State of the Company’s Affairs for th`e Period Ended September 30, 2018

We hereby present the Board of Directors’ report on the state of affairs of Bezeq - The Israel Telecommunication Corporation Ltd. (“the Company”) and the consolidated Group companies (the Company and the consolidated companies, jointly - “the Group”), for the nine months ended September 30, 2018 ( “the Period”) and the three months then ended ( “Quarter”).

The Board of Directors’ report includes a condensed review of its subject-matter, and was prepared assuming the Board of Directors’ report of December 31, 2017 is also available to the reader.

For information concerning the Israel Securities Authority and the Israel Police’s investigation, see Note 1.2 to the financial statements.

The auditors have drawn attention to the matter in their opinion of the financial statements.

In its financial statements, the Group reports on four main operating segments:

1.	Domestic Fixed-Line Communications

2.	Cellular Communications

3.	International Communications, Internet and NEP Services

4.	Multi-Channel Television

It is noted that the Company’s financial statements also include an “Others” segment, which comprises mainly online content and commerce services (through “Walla”) and contracted call center services (through “Bezeq Online”) The “Others” segment is immaterial at the Group level.

The Group’s results were as follows:

	1-9.2018	1-9.2017	Increase (decrease)		7-9.2018	7-9.2017	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%
Profit	689	1,030	(341)	(33.1)	234	322	(88)	(27.3)
EBITDA (operating profit before depreciation and amortization)	2,871	2,971	(100)	(3.4)	976	980	(4)	(0.4)

The above decrease in profit was mainly due to a decrease in the Group’s revenue as detailed below, and in the reporting Period was also due to expenses from termination of employment relations by way of early retirement in the Domestic Fixed-Line Communications segment.

EBITDA was significantly affected by early adoption of IFRS 16 – “Leases” starting January 1, 2018 (see Note 3.1 to the financial statements).

B-1

Board of Directors’ Report on the State of the Company’s Affairs for th`e Period Ended September 30, 2018

1.	The Board of Directors’ explanations on the state of the Company’s affairs, the results of its operations, equity, cash flows, and additional matters

1.1	Financial position

	Sept. 30, 2018	Sept. 30, 2017	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Cash and current investments	2,925	2,565	360	14.0	The increase was due to growth in current investments in the Domestic Fixed-Line Communications segment, including through receipt of loans. For more information, see Section 1.3 - Cash Flows, below.
Current and non-current trade and other receivables	2,507	2,762	(255)	(9.2)	The decrease was mainly attributable to the Cellular Communications segment, due to a decrease in trade receivables following a decrease in revenues from installment-based handset sales and a decrease in trade receivables in the International Communications, Internet, and NEP Services segment.
Eurocom D.B.S.	20	43	(23)	(53.5)	The Company has updated, as of September 30, 2018, the fair value of the amount expected to be repaid to the Company from overpayment of advances for the second contingent consideration for the purchase of DBS’s shares and loans. This amount has been updated to NIS 20 million. See Note 4.2.1 to the financial statements.
Inventory	86	101	(15)	(14.9)
Broadcasting rights	470	457	13	2.8
Usage right assets	1,434	-	1,434	-	Following early adoption of IFRS 16 - Leases (“IFRS 16”), the Group has recognized a right-of-use asset for agreements in which the Group is the lessee. See Note 3.1 to the financial statements
Property, plant and equipment	6,789	6,817	(28)	(0.4)
Intangible assets	2,627	2,894	(267)	(9.2)	The decrease was mainly due to depreciation of excess costs for intangible assets recorded upon assuming control of DBS, and impairment of DBS’s goodwill to the amount of NIS 87 million in the fourth quarter of 2017.
Deferred tax assets	1,041	1,014	27	2.7	See Note 5 to the financial statements.
Deferred costs and non-current investments	519	489	30	6.1	The increase was due to an increase in net subscriber acquisition asset balances.
Investment property	140	-	140	-	Mainly payment of permit fees and purchase tax for the Sakia property (see Note 7 to the financial statements).
Total assets	18,558	17,142	1,416	8.3

B-2

Board of Directors’ Report on the State of the Company’s Affairs for th`e Period Ended September 30, 2018

1.1.	Financial Position (Contd.)

	Sept. 30, 2018	Sept. 30, 2017	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Debt to financial institutions and debenture holders	11,947	11,533	414	3.6	The increase was mainly due to receipt of loans, offset by loan and debenture repayments in the Domestic Fixed-Line Communications segment.
Liabilities for leases	1,467	-	1,467	-	Following early adoption of IFRS 16, the Group recognized liabilities for leases. See Note 3.1 to the financial statements.
Trade and other payables	1,602	1,807	(205)	(11.3)	Timing differences in payments due to the month ending on a non-business day in the corresponding period last year, and effects of applying IFRS 16 (see Note 3.1.4 to the financial statements).
Employee benefits	596	511	85	16.6	The increase was mainly due to a NIS 90 million provision for an early retirement plan in 2018 in the Domestic Fixed-Line Communications segment.
Current tax liabilities	9	118	(109)	(92.4)	The decrease was due to an income tax payment under a final appraisal agreement for 2011-2014, and an advance on a betterment tax payment following the sale of the Sakia property.
Dividend payable	318	708	(390)	(55.1)	For more information, see Note 9 to the financial statements.
Other liabilities	449	538	(89)	(16.5)
Total liabilities	16,388	15,215	1,173	7.7
Total equity	2,170	1,927	243	12.6	Equity comprises 11.7% of the balance sheet total, as compared to 11.2% of the balance sheet total on September 30, 2017.

B-3

Board of Directors’ Report on the State of the Company’s Affairs for th`e Period Ended September 30, 2018

1.2	Results of operations

1.2.1	Highlights

	1-9.2018	1-9.2017	Increase (decrease)		7-9.2018	7-9.2017	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	6,995	7,331	(336)	(4.6)	2,301	2,415	(114)	(4.7)	The decrease was due to lower revenues across all of the Group’s primary segments.
General and operating expenses	2,494	2,888	(394)	(13.6)	815	956	(141)	(14.7)	The decrease was mainly due to early adoption of IFRS 16 - Leases, starting January 1, 2018, whereby rent expenses, associated with properties rented under operating leases, are recognized as assets. See Note 3.1 to the financial statements.
Salaries	1,507	1,500	7	0.5	494	502	(8)	(1.6)	The change was due to an increase in salary expenses in the Domestic Fixed-Line Communications segment, which was offset by lower expenses in the International Communications, Internet and NEP Services segment and the Multi-Channel Television segment.
Depreciation and amortization	1,609	1,288	321	24.9	547	436	111	25.5	The increase was mainly due to depreciation of right-of-use assets following the early adoption of IFRS 16. See Note 3.1 to the financial statements.
Other operating expenses (income), net	123	(28)	151	-	16	(23)	39	-	The change was mainly attributable to the Domestic Fixed-Line Communications segment, and in the Period was mainly due to recognition of expenses for employment termination by way of early retirement.
Operating profit	1,262	1,683	(421)	(25.0)	429	544	(115)	(21.1)
Finance expenses, net	327	297	30	10.1	109	94	15	16.0	The increase in net finance expense in the Period was mainly attributable to the Domestic Fixed-Line Communications segment, and was offset by lower expenses in the Multi-Channel Television segment. Expenses were also affected by early adoption of IFRS 16.
Share in losses of investees	3	4	(1)	(25.0)	1	-	1	-
Income tax	243	352	(109)	(31.0)	85	128	(43)	(33.6)	The decrease was due to a reduction in taxable income, and a reduction in the corporate tax rate from 24% to 23% starting 2018.
Profit for the period	689	1,030	(341)	(33.1)	234	322	(88)	(27.3)

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Board of Directors’ Report on the State of the Company’s Affairs for th`e Period Ended September 30, 2018

1.2.2	Operating segments

A.	Revenue and operating profit data, presented by the Group’s operating segments:

	1-9.2018		1-9.2017		7-9.2018		7-9.2017
	NIS millions	% of total revenues	NIS millions	% of total revenues	NIS millions	% of total revenues	NIS millions	% of total revenues
Revenues by operating segment
Domestic Fixed-Line Communications	3,170	45.3	3,197	43.6	1,043	45.3	1,061	43.9
Cellular Communications	1,825	26.1	1,895	25.9	604	26.3	635	26.3
International Communications, Internet and NEP Services	1,021	14.6	1,158	15.8	333	14.5	367	15.2
Multi-Channel Television	1,117	16.0	1,246	17.0	367	15.9	406	16.8
Other and offsets	(138)	(2.0)	(165)	(2.3)	(46)	(2.0)	(54)	(2.2)
Total	6,995	100.0	7,331	100.0	2,301	100.0	2,415	100.0

	1-9.2018		1-9.2017		7-9.2018		7-9.2017
	NIS millions	% of total revenues	NIS millions	% of total revenues	NIS millions	% of total revenues	NIS millions	% of total revenues
Operating profit by segment
Domestic Fixed-Line Communications	1,311	41.4	1,501	47.0	451	43.2	492	46.4
Cellular Communications	2	0.1	57	3.0	(2)	(0.3)	22	3.5
International Communications, Internet and NEP Services	95	9.3	133	11.5	31	9.3	39	10.6
Multi-Channel Television	(17)	(1.5)	136	10.9	1	0.3	35	8.6
Other and offsets	(129)	-	(144)	-	(52)	-	(44)	-
Consolidated operating profit/ percentage of Group revenues.	1,262	18.0	1,683	23.0	429	18.6	544	22.5

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Board of Directors’ Report on the State of the Company’s Affairs for th`e Period Ended September 30, 2018

1.2.2	Operating segments (contd.)

B.	Domestic Fixed-Line Communications Segment

	1-9.2018	1-9.2017	Increase (decrease)		7-9.2018	7-9.2017	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Fixed-line telephony	875	972	(97)	(10.0)	282	318	(36)	(11.3)	The decrease was due to lower average revenues per phone line and a decrease in the number of lines.
Internet - infrastructure	1,200	1,149	51	4.4	401	386	15	3.9	The increase was mainly due to growth in the number of internet subscribers through the wholesale service and higher ARPU (retail), offset by a decline in the number of retail internet subscribers.
Transmission, data communications and others	898	906	(8)	(0.9)	291	300	(9)	(3.0)
Digital and cloud services	197	170	27	15.9	69	57	12	21.1	The increase was mainly due to IP Centrex and cyber services.
Total revenues	3,170	3,197	(27)	(0.8)	1,043	1,061	(18)	(1.7)
General and operating expenses	428	514	(86)	(16.7)	143	183	(40)	(21.9)	The decrease was mainly due to a decrease in vehicle and building leasing expenses recognized as an asset following early adoption of IFRS 16. Results were also affected by a decrease in advertising expenses and interconnect fees to telecom operators.
Salaries	693	668	25	3.7	233	224	9	4.0	The increase was mainly due to salary raises pursuant to collective labor agreements, partially offset by employee retirement.
Depreciation and amortization	633	543	90	16.6	218	186	32	17.2	The increase was mainly due to depreciation of right-of-use assets following early adoption of IFRS 16, starting January 1, 2018.
Other operating expenses (income), net	105	(29)	134	-	(2)	(24)	22	(91.7)	The change in the Period was attributable to a NIS 90 million expense for early retirement (see Note 15.1 to the financial statements). Furthermore, capital gains were down in the Period and Quarter, partially offset by a decrease in expenses from legal claims.
Operating profit	1,311	1,501	(190)	(12.7)	451	492	(41)	(8.3)
Finance expenses, net	353	281	72	25.6	113	107	6	5.6	The increase in net financing expenses in the Period was mainly due to NIS 23 million in finance expenses recognized in the Period following a decrease in the fair value of the amount expected to be repaid to the Company from the overpayment of advances on the second contingent consideration for the acquisition of DBS’s shares and loans (see Note 4.2.1 to the financial statements), as compared to a NIS 14 million reduction in expenses in the same period last year. There was also an increase in interest expenses on loans and currency linkage differences on debentures.
Taxes on income	236	308	(72)	(23.4)	81	109	(28)	(25.7)	The decrease was mainly due to a decrease in the taxable income and a reduction of the corporate tax rate from 24% to 23% starting 2018.
Segment profit	722	912	(190)	(20.8)	257	276	(19)	(6.9)

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Board of Directors’ Report on the State of the Company’s Affairs for th`e Period Ended September 30, 2018

1.2.2	Operating segments (contd.)

C.	Cellular Communications segment

	1-9.2018	1-9.2017	Increase (decrease)		7-9.2018	7-9.2017	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Services	1,318	1,345	(27)	(2.0)	449	461	(12)	(2.6)	The decrease was mainly due to lower rates and migration of existing customers to cheaper plans offering greater data volumes at current market prices. This decrease in rates was partially offset by growth in the post-paid customer base.
Equipment sales	507	550	(43)	(7.8)	155	174	(19)	(10.9)	The decrease was mainly attributable to a decrease in handset sales, partially offset by higher prices. The decrease in the Period was also due to cancellation of the purchase tax on imported cellular handsets in the same period last year, which lowered prices. This decrease was offset by greater revenue per unit, following a change in the product mix sold.
Total revenues	1,825	1,895	(70)	(3.7)	604	635	(31)	(4.9)
General and operating expenses	1,050	1,259	(209)	(16.6)	345	419	(74)	(17.7)	The decrease was mainly due to a reduction in leasing expenses following early adoption of IFRS 16, a decrease in the cost of sales for handsets, and continued downsizing and streamlining of expenses. The decrease was partially offset in the Period by an increase in call completion fees, roaming expenses, and estimate updates that resulted in lower expenses in the same period last year.
Salaries	289	286	3	1.0	94	94	-	-
Depreciation and amortization	478	293	185	63.1	161	100	61	61.0	The increase in expenses was mainly due to an increase in expenses from depreciation of right-of-use assets following early adoption of IFRS 16 starting January 1, 2018, and an increase in expenses from depreciation of subscriber acquisition assets.
									On the other hand, there was a decrease in expenses from depreciation of property, plant and equipment and other assets.
Other expenses	6	-	6	-	6	-	6	-	Expenses incurred following a voluntary retirement plan rolled out during the Period.
Operating profit (loss)	2	57	(55)	(96.5)	(2)	22	(24)	-
Finance income, net	28	37	(9)	(24.3)	11	9	2	22.2	The decrease in net finance income in the Period was mainly due to an increase in finance expenses recognized following early adoption of IFRS 16.
Income tax	8	20	(12)	(60.0)	3	7	(4)	(57.1)
Segment profit	22	74	(52)	(70.3)	6	24	(18)	(75.0)

B-7

Board of Directors’ Report on the State of the Company’s Affairs for th`e Period Ended September 30, 2018

1.2.2	Operating segments (contd.)

D.	International Communications, Internet and NEP Services

	1-9.2018	1-9.2017	Increase (decrease)		7-9.2018	7-9.2017	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	1,021	1,158	(137)	(11.8)	333	367	(34)	(9.3)	The decrease was mainly due to a decrease in revenue from telecom solution sales to businesses and PBXs, lower revenues from hubbing and international calls. Results were also affected by a decrease in outsourcing revenues following the sale of operations in the Period.
General and operating expenses	561	679	(118)	(17.4)	184	214	(30)	(14.0)	The decrease was mainly due to a reduction in the cost of sales for telecom solutions for businesses and PBXs, and lower hubbing and international call expenses, corresponding to revenues as aforesaid. Furthermore, leasing expenses were down, following adoption of IFRS 16.
Salaries	228	246	(18)	(7.3)	70	81	(11)	(13.6)	The decrease was due to the sale of outsourced operations during the period.
Depreciation and amortization	134	100	34	34.0	46	34	12	35.3	The increase was due to amortization of right-of-use assets following early adoption of IFRS 16 starting January 1, 2018, and an increase in the amortization of the subscriber acquisition asset.
Other finance expenses (income)	3	-	3	-	2	(1)	3	-
Operating profit	95	133	(38)	(28.6)	31	39	(8)	(20.5)
Finance expenses, net	11	6	5	83.3	4	3	1	33.3	The increase was due to adoption of IFRS 16, and changes in foreign currency rates.
Tax expenses	20	31	(11)	(35.5)	7	9	(2)	(22.2)
Segment profit	64	96	(32)	(33.3)	20	27	(7)	(25.9)

B-8

Board of Directors’ Report on the State of the Company’s Affairs for th`e Period Ended September 30, 2018

1.2.2	Operating segments (contd.)

E.	Multi-Channel Television

	1-9.2018	1-9.2017	Increase (decrease)		7-9.2018	7-9.2017	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	1,117	1,246	(129)	(10.4)	367	406	(39)	(9.6)	The decrease was mostly due to a decrease in the subscriber base and a decrease in ARPU. These were offset by revenue from content sales.
General and operating expenses	721	717	4	0.6	229	237	(8)	(3.4)	Expenses were down, mainly due to a decrease in lease expenses in the Period and the Quarter following early adoption of IFRS 16, which was offset in the Period by an update of the provision for legal actions and an increase in miscellaneous expenses.
Salaries	174	180	(6)	(3.3)	56	62	(6)	(9.7)	The decrease was mainly attributable to a reduction in the workforce.
Depreciation and amortization	239	213	26	12.2	81	72	9	12.5	The increase was mainly due to depreciation of right-of-use assets following early adoption of IFRS 16.
Operating profit (loss)	(17)	136	(153)	-	1	35	(34)	(97.1)
Finance expenses (income), net	(7)	58	(65)	-	3	(1)	4	-	The decrease in expenses in the Period was mostly due to a change in the fair value of financial assets and a decrease in financing expenses on debentures following repayment and conversion of the Company’s share in the debentures to equity.
Tax expenses	1	333	(332)	(99.7)	-	159	(159)	(100)	The decrease in tax expenses was due to amortization of the tax asset in the same period and quarter last year, following a change in expected profitability as a result of changes in Management expectations concerning the scope and severity of competition in the television market.
Segment loss	(11)	(255)	244	(95.7)	(2)	(123)	121	(98.4)

B-9

Board of Directors’ Report on the State of the Company’s Affairs for th`e Period Ended September 30, 2018

1.3	Cash flow

	1-9.2018	1-9.2017	Increase (decrease)		7-9.2018	7-9.2017	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Net cash from operating activities	2,598	2,683	(85)	(3.2)	883	982	(99)	(10.1)	Due to reclassification of payments on leases as financing activity following early adoption of IFRS 16 (see Note 3.1 to the financial statements), net cash from operating activities grew by NIS 309 million in the Period, and by NIS 102 million in the Quarter. The bulk of this increase was attributable to the Cellular Communications segment. The increase was mainly offset by a decrease in the net profit and changes in working capital in the Cellular Communications segment, by a decrease in net cash in the Multi-Channel Television segment due to a decrease in cash profits and changes in working capital, and a decrease in the Period in net cash in the Domestic Fixed-Line Communications segment, which includes an increase in tax payments on final tax assessments despite the decrease in tax expenses.
Net cash used in investing activities	(2,543)	(587)	(1,956)	-	(232)	(388)	156	(40.2)	The increase in net cash used in investing activities in the Period (in the Quarter - a decrease in net cash flow) was mainly due to a net investment (in the Quarter - net proceeds) in bank and other deposits in the Domestic Fixed-Line Communications segment as compared to net proceeds on repayment of bank and other deposits in the same period last year (in the corresponding quarter of last year - investment). Furthermore, in the present Period, permit fees, purchase tax, and betterment tax were paid on the sale of the Sakia complex, for a total amount of NIS 201 million (see Note 7 to the financial statements).
Net cash from (used in) financing activities	(828)	(273)	(555)	-	(166)	23	(189)	-	Net cash used in financing activities was up due to a decrease in cash flows from debenture issuance and receipt of loans in the Domestic Fixed-Line Communications segment, offset by a decrease in debenture and loan repayments. Furthermore, data for the present Period and Quarter include principal and interest payments on leases classified as financing activities and not as operating activities, as aforesaid. On the other hand, overall dividend payouts decreased as compared to the same period last year, and the corresponding period of last year also included payments to Eurocom DBS for the purchase of DBS’s shares and loans.
Net increase (decrease) in cash	(773)	1,823	(2,596)	-	485	617	(132)	(21.4)

B-10

Board of Directors’ Report on the State of the Company’s Affairs for th`e Period Ended September 30, 2018

1.3.	Cash Flows (contd.)

Average volume in the reporting Period:

Long-term liabilities (including current maturities) to financial institutions and debenture holders:

NIS 12,020 million.

Supplier credit: NIS 976 million. Short-term credit to customers: NIS 1,834 million. Long-term credit to customers: NIS 369 million.

Working Capital

As of September 30, 2018, the Group had a working capital surplus of NIS 509 million, as compared to a working capital surplus of NIS 1,418 million on September 30, 2017.

According to its separate financial statements, the Company had a working capital surplus of NIS 355 million as of September 30, 2018, as compared to a working capital surplus of NIS 921 million on September 30, 2017.

The decrease in the Group’s working capital surplus was mainly due to an increase in current liabilities for debentures and loans in the Company, and current maturities on liabilities for leases which were recognized starting January 1, 2018, following early adoption of IFRS 16 (see Note 3.1 to the financial statements). This decrease in the working capital surplus was mitigated, among other things, by a decrease in dividends payable.

2.	Disclosure Concerning the Company’s Financial Reporting

2.1	Disclosure on the early adoption of IFRS 16 - Leases

Following publication of IFRS 16 - Leases (“the Standard”), the Company reviewed the Standard’s possible impact on its financial statements, including by consultation with its auditing accountants. This review was conducted across all Group companies. As a result, the Company decided on the early adoption of the Standard, starting from January 1, 2018.

For information concerning the Standard’s guidelines, its application, and adjustments to the Group’s financial statements following the Standard’s first-time application, see Note 3.1 to the financial statements.

Actions taken by the Group in preparation for adopting the Standard, and measures for reducing the risk for errors in its financial statements:

1.	The Group studied the possible impact of the Standard on its financial statements. This process included a review of the Standard’s provisions, a review of professional information issued by international accounting firms, and internal discussions with Group companies. In addition, consultations and professional meetings were held with the auditing accountants. These meetings included a thorough discussion of issues raised by the Standard’s application, application of the transitional provisions, and a review of its impact on the Group’s companies. Each company documented the relevant issues and their impact on the financial statements.

2.	The Group has reviewed the necessary adjustments to the Group’s information systems supporting the Standard’s application. Following this review, specialized software was purchased which supports the accounting treatment required under the Standard, and adjustments were made to existing information systems.

3.	The Group has studied the adaptation of its internal controls to the Standard, in order to achieve effective control over proper first-time application of the Standard, and the plausibility of significant judgments and estimates made in such application.

2.2	Due to legal actions brought against the Group, which cannot yet be assessed or for which the Group cannot yet estimate its exposure, the auditors drew attention to these actions in their opinion concerning the financial statements.

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Board of Directors’ Report on the State of the Company’s Affairs for th`e Period Ended September 30, 2018

2.3	Disclosure of an extremely material valuation

The following table discloses an extremely material valuation pursuant to Regulation 8B to the Securities Regulations (Periodic and Immediate Reports), 1970:

The valuation is included in these reports by way of reference to the Company’s financial statements as of June 30, 2018, published on August 23, 2018.

Pelephone
Subject of valuation	Pelephone’s value, in order to test for impairment of goodwill attributed to Pelephone in the Company’s financial statements pursuant to IAS 36.
Date of valuation	June 30, 2018; the valuation was signed on August 21, 2018.
Value prior to the valuation	NIS 2,164 million carrying amount of Pelephone’s net operating assets* (NIS 1,027 million - goodwill).
Value set in the valuation	NIS 3,907 million The Company concluded that there is no impairment requiring a write-down of goodwill recognized in the Company’s books.
Assessor’s identity and profile	Prometheus Financial Advisory Ltd. The study was conducted by a team headed by Eyal Shevach, who holds a bachelor’s degree in electronic engineering from the Technion, and an MBA from Tel Aviv University.
Mr. Shevach is an expert with extensive experience in valuation, financial statement analysis, preparing expert opinions, and performing various financial advisory studies for companies and businesses.
The assessor has no dependence on the Company.
Valuation model	Discounted Cash Flow method (DCF).
Assumptions used in the valuation	Discount rate - 9.97% (post-tax). Permanent growth rate - 2.5%. Scrap value of total value set in valuation - 84%.

(*)	Pelephone’s net operating assets do not include trade receivable balances from installment-based handset sales presented at present value.

For more information, see Note 6 to the financial statements.

The period that elapsed between the valuation’s effective date and the approval date of this report exceeds 90 days. The Company estimates that, as of September 30, 2018, no changes occurred which may materially affect the conclusions of the valuation.

3.	Details of debt certificate series

On April 26, 2018, S&P Global Ratings Maalot Ltd. (“Maalot”) affirmed the Company’s ilAA rating and downgraded its rating forecast to negative due to an expected continued increase in competition and in light of the volatility in the Company’s executive suite (see immediate report, ref. no. 2018-01-033573).

On April 30, 2018, Midroog Ltd. (“Midroog”) maintained its Aa2.il/Stable rating for the Company’s Debentures (Series 6,7,9, and 10) (see immediate report, ref. no. 2018-01-034470).

Furthermore, on November 18, 2018, Maalot (see immediate report, ref. no. 2018-01-104944) and Midroog (see immediate report, ref. no. 2018-01-104875) confirmed the above ratings, respectively, for the issue of up to NIS 550 million par value in new Debentures (Series 9), according to the letters of commitment from January 14, 2018 for a future issuance expected on December 2, 2018, or soon after that date according to the terms specified in the letters of commitment (see Note 15.3 to the financial statements).

The rating reports are included in this Board of Directors’ Report by way of reference.

4.	Miscellaneous

For information concerning the debt balances of the reporting corporation and those companies consolidated in its financial statements as of September 30, 2018, see the Company’s reporting form on the MAGNA system, dated November 20, 2018.

We thank the managers of the Group’s companies, its employees, and shareholders.

Shlomo Rodav	Dudu Mizrahi
Chairman of the Board	CEO

Signed: November 19, 2018

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